                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                                  Phycor, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                -------------------------------------------------
                         (Title of Class of Securities)


                                    71940F10
                -------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 31, 1998
                -------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D



-----------------------------------                        ---------------------
CUSIP No.   71940F10                                       Page 2 of 8 Pages
-----------------------------------                        ---------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Equity Partners, L.P.
     I.D. #13-3986317
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [_]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---- ---------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     6,327,000
             ------- -----------------------------------------------------------
 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY    ------- -----------------------------------------------------------
   EACH        9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH          6,327,000
             ------- -----------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,327,000
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.31%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D



-----------------------------------                        ---------------------
CUSIP No.   71940F10                                       Page 3 of 8 Pages
-----------------------------------                        ---------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                     I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
---- ---------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     6,428,387
             ------- -----------------------------------------------------------
 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY    ------- -----------------------------------------------------------
   EACH        9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH          6,428,387
             ------- -----------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,428,387
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.44%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------------------                        ---------------------
CUSIP No.   71940F10                                       Page 4 of 8 Pages
-----------------------------------                        ---------------------


--- ----------------------------------------------------------------------------
1   NAME OF REPORT PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    E.M. Warburg, Pincus & Co., LLC                           I.D. #13-3536050
--- ----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]

--- ----------------------------------------------------------------------------
3   SEC USE ONLY

--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--- ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [_]

--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--- ----------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     6,327,000
             ------- -----------------------------------------------------------
 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY    ------- -----------------------------------------------------------
   EACH        9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH          6,327,000
             ------- -----------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

    6,327,000
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.31%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--- ----------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 1 amends the Schedule 13D filed on December 28, 1998 (the "Schedule 13D") on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW") relating to the common stock, no par value, of Phycor, Inc., a Tennessee corporation (the "Company").

        Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

        Item 2
        ------

          The list of the general partners of WP and the members of EMW referred to in paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated and attached hereto as Schedule I.

        Item 3
        ------

        Item 3 of the Schedule 13D is hereby amended by adding the following:

         "The total amount of funds required by WPEP to purchase the Common Stock was $34,893,134.00, and was furnished from the working capital of WPEP."






                                  5 of 8 Pages

        Item 5
        ------

        Paragraph (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

         "As of December 31, 1998, WPEP and EMW beneficially owned 6,327,000 shares of Common Stock. As of December 31, 1998, WP beneficially owned 6,428,387 shares of Common Stock. Of the shares beneficially owned by WP, 101,387 are shares held by advisory accounts managed by Warburg Pincus Asset Management, Inc. ("WPAM") on a discretionary basis. WPAM is controlled by WP. These shares were received as distributions to certain investment advisory accounts from unaffiliated entities in which such accounts were invested. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns. As of December 31, 1998, 6,327,000 shares of Common Stock represented approximately 8.31% of the outstanding shares of Common Stock, based on the 76,154,048 shares of Common Stock outstanding as of November 13, 1998, as reported by the Company in their Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. As of December 31, 1998, the 6,428,387 shares of Common Stock beneficially owned by WP represented approximately 8.44% of the outstanding shares of Common Stock."

        Paragraph (b) of Item 5 is hereby amended and restated in its entirety to read as follows:




                                  6 of 8 Pages

         "Each of the Reporting Entities has sole power to dispose or to direct the disposition with respect to the 6,327,000 shares and all shares acquired by WPEP. As controlling shareholder of WPAM, WP has the power to dispose or to direct the disposition with respect to the 101,387 shares of Common Stock held by WPAM."

        Schedule II hereto sets forth a list of open market purchases of Common Stock made by the Reporting Entities since the filing of the Schedule 13D.




                                  7 of 8 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 4, 1999                     WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                           By: Warburg, Pincus & Co.,
                                               General Partner


                                           By: /s/ Stephen Distler
                                               -----------------------------
                                               Partner


Dated: January 4, 1999                     WARBURG, PINCUS & CO.


                                           By: /s/ Stephen Distler
                                               -----------------------------
                                               Partner


Dated: January 4, 1999                     E.M. WARBURG, PINCUS & CO., LLC


                                           By: /s/ Stephen Distler
                                               -----------------------------
                                               Member







                                  8 of 8 Pages

                                   Schedule I
                                   ----------

    Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WP, EMW and WPEP are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             General Partners of WP
                             ----------------------



                                    Present Principal Occupation in Addition to
                                    Position with WP, and Positions with the
Name                                Reporting Entities
----                                -------------------------------------------


Joel Ackerman                       Managing Director and Member, EMW

Alvaro J. Aguirre                   Managing Director and Member, EMW

Harold Brown                        Senior Managing Director and Member, EMW

W. Bowman Cutter                    Managing Director and Member, EMW

Elizabeth B. Dater                  Managing Director and Member, EMW

Cary J. Davis                       Managing Director and Member, EMW

Stephen Distler                     Managing Director, Member and Treasurer, EMW

Harold W. Ehrlich                   Managing Director and Member, EMW

Kyle F. Frey                        Managing Director and Member, EMW

John L. Furth                       Managing Director and Member, EMW

Stewart K.P. Gross                  Managing Director and Member, EMW

Patrick T. Hackett                  Managing Director and Member, EMW

Jeffrey A. Harris                   Managing Director and Member, EMW

William H. Janeway                  Managing Director and Member, EMW

Robert Janis                        Managing Director and Member, EMW

Douglas M. Karp                     Managing Director and Member, EMW

Charles R. Kaye                     Managing Director and Member, EMW

Henry Kressel                       Managing Director and Member, EMW

Joseph P. Landy                     Managing Director and Member, EMW

Sidney Lapidus                      Managing Director and Member, EMW

Kewsong Lee                         Managing Director and Member, EMW

Reuben S. Leibowitz                 Managing Director and Member, EMW

S. Joshua Lewis                     Managing Director and Member, EMW

Scott T. Lewis                      Managing Director and Member, EMW

David E. Libowitz                   Managing Director and Member, EMW

Brady T. Lipp                       Managing Director and Member, EMW

Stephen J. Lurito                   Managing Director and Member, EMW

Lynn S. Martin                      Managing Director and Member, EMW

Nancy Martin                        Managing Director and Member, EMW

Edward J. McKinley                  Managing Director and Member, EMW

Rodman W. Moorhead III              Senior Managing Director and Member, EMW

Maryanne Mullarkey                  Managing Director and Member, EMW

Howard H. Newman                    Managing Director and Member, EMW

Gary D. Nusbaum                     Managing Director and Member, EMW

Sharon B. Parente                   Managing Director and Member, EMW

Dalip Pathak                        Managing Director and Member, EMW

Lionel I. Pincus                    Chairman of the Board, CEO, and Managing
                                    Member, EMW; and Managing Partner, Pincus &
                                    Co.

Eugene L. Podsiadlo                 Managing Director and Member, EMW

Ernest H. Pomerantz                 Managing Director and Member, EMW

Brian S. Posner                     Managing Director and Member, EMW

Arnold M. Reichman                  Managing Director and Member, EMW

Roger Reinlieb                      Managing Director and Member, EMW

John D. Santoleri                   Managing Director and Member, EMW

Steven G. Schneider                 Managing Director and Member, EMW

Donald C. Schutltheis               Managing Director and Member, EMW

Sheila N. Scott                     Managing Director and Member, EMW

Harold Sharon                       Managing Director and Member, EMW

Eugene J. Siembieda                 Managing Director and Member, EMW

Barbara Tarmy                       Managing Director and Member, EMW

James E. Thomas                     Managing Director and Member, EMW

Donna M. Vandenbulcke               Managing Director and Member, EMW

John L. Vogelstein                  Vice Chairman and Member, EMW

Elizabeth H. Weatherman             Managing Director and Member, EMW

Patricia F. Widner                  Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**














* New York limited partnership; its primary activity is ownership interest in WP and EMW.
** New York limited partnership; its primary activity is ownership interest in WP.

                                 MEMBERS OF EMW
                                 --------------



                                    Present Principal Occupation in Addition to
                                    Position with EMW, and Positions with the
Name                                Reporting Entities
----                                -------------------------------------------

Joel Ackerman                       Partner, WP

Alvaro J. Aguirre                   Partner, WP

Harold Brown                        Partner, WP

W. Bowman Cutter                    Partner, WP

Elizabeth B. Dater                  Partner, WP

Cary J. Davis                       Partner, WP

Stephen Distler                     Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich                   Partner, WP

Kyle F. Frey                        Partner, WP

John L. Furth                       Partner, WP

Stewart K.P. Gross                  Partner, WP

Patrick T. Hackett                  Partner, WP

Jeffrey A. Harris                   Partner, WP

William H. Janeway                  Partner, WP

Robert Janis                        Partner, WP

Douglas M. Karp                     Partner, WP

Charles R. Kaye                     Partner, WP

Richard H. King(2)

Henry Kressel                       Partner, WP

Rajiv B. Lall(4)

Joseph P. Landy                     Partner, WP

Sidney Lapidus                      Partner, WP

Kewsong Lee                         Partner, WP

Reuben S. Leibowitz                 Partner, WP

S. Joshua Lewis                     Partner, WP

Scott T. Lewis                      Partner, WP

David E. Libowitz                   Partner, WP

Brady T. Lipp                       Partner, WP

Stephen J. Lurito                   Partner, WP

John W. MacIntosh(1)

Lynn S. Martin                      Partner, WP

Nancy Martin                        Partner, WP

Edward J. McKinley                  Partner, WP

James McNaught-Davis(2)

Rodman W. Moorhead III              Partner, WP

Maryanne Mullarkey                  Partner, WP

Howard H. Newman                    Partner, WP

Gary D. Nusbaum                     Partner, WP

Sharon B. Parente                   Partner, WP

Dalip Pathak                        Partner, WP

Lionel I. Pincus                    Managing Partner, WP; Chairman of the Board
                                    and CEO, EMW; Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                 Partner, WP

Ernest H. Pomerantz                 Partner, WP

Brian S. Posner                     Partner, WP

Arnold M. Reichman                  Partner, WP

Roger Reinlieb                      Partner, WP

John D. Santoleri                   Partner, WP

Steven G. Schneider                 Partner, WP

Donald C. Schultheis                Partner, WP

Sheila N. Scott                     Partner, WP

Harold Sharon                       Partner, WP

Dominic H. Shorthouse(2)

Eugene J. Siembieda                 Partner, WP

Chang Q. Sun(3)

Barbara Tarmy                       Partner, WP

James E. Thomas                     Partner, WP

Donna M. Vandenbulcke               Partner, WP

John L. Vogelstein                  Partner, WP

Elizabeth H. Weathermen             Partner, WP

Patricia F. Widner                  Partner, WP

Jeremy S. Young(2)

Pincus & Co.*










(1)  Citizen of Canada

(2)  Citizen of United Kingdom

(3)  Citizen of People's Republic of China

(4)  Citizen of India

* New York limited partnership; its primary activity is ownership interest in WP and EMW.

                                   Schedule II
                                   -----------


                      Recent Purchases of the Common Stock
                                 of Phycor, Inc.


Name of                  Number of               Price Per             Date
Purchaser             Shares Purchased             Share             of Trade
---------             ----------------           ---------           --------

WPEP                      2,000                  $ 5.8750            12/24/98

WPEP                     50,000                  $ 5.8120            12/28/98

WPEP                     50,000                  $ 5.7500            12/28/98

WPEP                    325,000                  $ 6.5769            12/29/98

WPEP                     75,000                  $ 6.5208            12/29/98

WPEP                     40,000                  $ 5.3750            12/29/98

WPEP                    100,000                  $ 6.5000            12/29/98

WPEP                    100,000                  $ 6.8438            12/30/98

WPEP                    100,000                  $ 6.8750            12/31/98





                           Recent Acquisitions of the
                          Common Stock of Phycor, Inc.
                    by Warburg Pincus Asset Management, Inc.*


Name of                  Number of               Price Per             Date
Purchaser             Shares Purchased             Share             of Trade
---------             ----------------           ---------           --------

WPAM                      3,064                  $ 5.3125            12/21/98




--------

* Shares held by advisory accounts managed by Warburg Pincus Asset Management, Inc. on a discretionary basis. Warburg Pincus Asset Management, Inc. is controlled by Warburg, Pincus & Co. These shares were received as distributions to certain investment advisory accounts from unaffiliated entities in which such accounts were invested.